Mail Stop 0510

March 17, 2005

via U.S. mail and facsimile

Mr. M. David Kornblatt
Vice President and Chief Financial Officer
York International Corporation
631 South Richland Avenue
York, Pennsylvania  17403

	RE:	York International Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 14, 2005

		File No. 1-10863

Dear Mr. Kornblatt:

      We have limited our review of the above referenced filings to your asbestos-related claims disclosures. Other than as discussed, no further review of your periodic reports has been or will be made.

      Where indicated, we think you should revise future filings to comply with our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Note 13 - Commitments and Contingencies, Asbestos-related litigation

1. We have the following comments regarding your asbestos-related claims with and without insurance/indemnification coverage disclosures. We note that you have concluded that the reasonably possible loss in excess of accrual for all of your asbestos-related claims is immaterial; however, we request that you consider addressing the following disclosure items in your next periodic filing. Please note that when your reasonably possible loss in excess of accrual becomes material to your consolidated financial statements, these disclosure items are required to be provided.
* Please provide a full description of the actions being sought by the declaratory judgment action by one of your insurance carriers.
Specifically:
o Disclose the fact that the insurance carrier is seeking to nullify any recovery by you related to these claims.
o Provide more detail regarding the implications of the insurance carrier seeking declaration that all of the underlying asbestos claims constitute a single occurrence, which would then limit recovery to the occurrence limits instead of the aggregate limits. Also, clarify for a reader where York currently stands in terms of meeting the occurrence limit.
o Disclose that the insurance carrier is seeking to limit the occurrence limit to the policy period instead of each annual period and the implications of such change.
o Disclose the "pro rata" versus "joint and several" issue and the implications thereof.
* State the amount of loss contingency accrued and recoveries recorded for each period presented, not just the current period.
* Provide a further break down of claims disposed between claims dismissed and claims settled to provide more meaning to settlement cost disclosure.
* State the average settlement amount of claims settled during each period presented by the insurance companies and yourself.
* For the asbestos-related claims you do not have indemnifications or insurance coverage, provide a separate rollforward of the claims and the average settlement amounts for each period presented.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989, Jeanne Baker at (202) 942-1835 or me at (202) 942-1798 if
you
have questions regarding comments on the financial statements and related matters.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Kornblatt
York International Corporation
March 17, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE